

June 5, 2012

Via E-mail
Patrick E. Allen
Chief Financial Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, Iowa 52498

> **Re: Rockwell Collins, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 15, 2011**
> **File No. 001-16445**

Dear Mr. Allen:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis
Results of Operations
Segment Financial Results, page 24

1. In the discussion of the operating earnings of each segment in the fiscal 2011 Form 10-K and subsequent Form 10-Qs, you cite changes in sales along with the related costs and associated operating earnings. For each current period for each segment, it is noted that the associated margin percentage of these changes in sales is materially disproportionate to that segment's earnings as a percent of the segment's revenue but there is no analysis of the disproportionality. For example, in the fiscal 2011 Form 10-K for the Commercial segment for 2011, the $223 million sales increase and associated incremental earnings of $114 million cited computes to a margin of 51.1%, whereas the segment's earnings as a percent of its sales was only 19.1% for the year. Please explain to us and disclose the reason for the disproportionality that exists in each period.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 51

2. You disclose here that changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In "Accounting for Long-Term Contracts" within the critical accounting policies section of your MD&A, you disclose that changes in these underlying estimates due to revisions in sales and cost estimates may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised, and that significant changes in estimates related to accounting for long-term contracts may have a material effect on your results of operations in the period in which the revised estimate is made. Please quantify for us the aggregate gross favorable and aggregate gross unfavorable pre-tax changes in these estimates recorded in your results of operations for each of the last three fiscal years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief